Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Yellow Roadway Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2004, and with respect to the related financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting, which reports appear in the Yellow Roadway Corporation Annual Report on Form 10-K, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-4.

KPMG LLP

Kansas City, Missouri

April 20, 2005